FORM 4


[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Aitken,          Timothy                M.
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   (Last)            (First)            (Middle)

   Allied Healthcare International Inc.
   555 Madison Avenue, 30th Floor
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                     (Street)

   New York,           New York         10022
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Allied Healthcare International Inc.
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   July 2002
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   Chairman of the Board and Chief Executive Officer
   -------------------------------------------------

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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form Filed by One Reporting Person
   [ ] Form Filed by More than One Reporting Person

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

                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
---------------------------------------------------------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                (over)
* If the form is filed by more than one person, see instruction 4(b)(v).


                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Series A
Convertible
Preferred                                                                 Common
Stock       1-for-1   7/25/02   J(1)      87,200       Immed.   12/17/08  Stock   87,200   $4.52(2)  87,200      D
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Series A
Convertible
Preferred                                                                 Common
Stock       1-for-1   7/25/02   J(1)      87,200       Immed.   12/17/08  Stock   87,200   $4.52(2)  87,200      I          (3)
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Right to
Funding                                                                   Common
Note          (4)     7/25/02   J(1)      11,367       Immed.     None    Stock   11,367      (4)    11,367      D
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Right to
Funding                                                                   Common
Note          (4)     7/25/02   J(1)      11,366       Immed.     None    Stock   11,366      (4)    11,366      I          (3)
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

Explanation of Responses:

(1) On July 25, 2002, Allied Healthcare International Inc. (the "Company") consummated a Reorganization (the "Reorganization") involving the Company and two of its U.K. subsidiaries, Allied Healthcare Group Limited ("Allied Healthcare (UK)") and Transworld Healthcare (UK) Limited ("TWUK"). In the Reorganization, equity interests in TWUK and subordinated promissory notes (and payment in kind interest thereon) of Allied Healthcare (UK) were exchanged for
(a) shares of Common Stock of the Company, (b) shares of Series A Convertible Preferred Stock of the Company or (c) the right to receive funding notes of Allied Healthcare (UK), which funding notes are convertible into shares of Common Stock of the Company.

(2) In the Reorganization, Mr. Aitken and Aitken (English) Company Limited, an affiliate of Mr. Aitken, each exercised 250,000 equity warrants of TWUK, paying the exercise price thereof through the tender of subordinated promissory notes of Allied Healthcare (UK) in the principal amount of (pound)250,000 (approximately $393,850 as of July 25, 2002), and received 250,000 ordinary shares of TWUK. Each such ordinary share was exchanged in the Reorganization for
0.3488 shares of Series A Convertible Preferred Stock of the Company. Accordingly, Mr. Aitken and Aitken (English) Company Limited were each issued 87,200 shares of Series A Convertible Preferred Stock in the Reorganization at a purchase price of $4.52 per share of Series A Convertible Preferred Stock.

(3)  By Aitken (English) Company, an affiliate of Mr. Aitken.

(4) As a result of the consummation of the Reorganization, Mr. Aitken and Aitken (English) Company Limited, an affiliate of Mr. Aitken, are each entitled to require Allied Healthcare (UK) to issue to him or it a funding note in satisfaction of (pound)65,176 (approximately $102,678 as of July 25, 2002) of accrued and unpaid payment in kind interest on subordinated promissory notes issued by Allied Healthcare (UK). The principal amount of each funding note shall be equal to the amount of such accrued and unpaid interest. The funding notes are exchangeable for shares of Common Stock of the Company at the ratio of
0.3488 shares of Common Stock for every (pound)2.00 of principal amount of funding notes.



                        /s/ T. M. Aitken                         7 Aug. 02
              ----------------------------------------     --------------------
                  **Signature of Reporting Person                   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).